Exhibit 99.4

Status on UK – Gas leak incident at Elgin platform in the North Sea

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel. : 33 (1) 47 44 58 53

Fax : 33 (1) 47 44 58 24

Martin DEFFONTAINES

Laurent KETTENMEYER

Matthieu GOT

Karine KACZKA

Robert HAMMOND (U.S.)

Tel. : (1) 713-483-5070

Fax : (1) 713-483-5629

TOTAL S.A.

Capital 5 909 418 282,50 euros 542 051 180 R.C.S. Nanterre

www.total.com

29 March 2012 – Further to the incident reported on the 25th March at the deck level of the plugged G4 production well on the Elgin gas field in the North Sea, Total confirms that the gas leak remains ongoing although the situation is currently stable.

The precise cause of the gas leak is still being investigated and efforts continue to focus on bringing it under control.

As a first priority, Total teams are evaluating options to stop the gas leak. The Group has also mobilized international well control experts using worldwide support contracts who are now working with Total’s teams on site in Aberdeen.

Site situation is stable

The leaking hydrocarbons are believed to be coming in the well from a rock formation which is above the producing reservoir of the Elgin field. The volume of this gas ingress is therefore difficult to estimate.

Reports from Oil Spill Response (OSRL) surveillance flight indicate that the gas cloud is still stable and is heading away from Elgin facilities.

The volume of condensates remains the same (about 30 cubic meters) which is equivalent to a tank road truck. The size of the sheen has not increased and the condensates are evaporating naturally. The Elgin platform is 240 km away from closest shore.

Mobilized resources

The Group monitors closely the area through air survey and boats on the scene:

• 3 flights per day equipped with digital camera infrared and video;

• 2 Platform Support Vessels (island Express and island Empress);

• 4 Anchor Handling Tug and Supply (AHTS) fire fighting vessels;

• An Hercules airplane is on standby in East Midland for dispersants if required;

•      Other intervention vessels are arriving on site shortly: Allseas Highland Fortress Remotely Operated Vehicle (ROV) Support Vessel; Big Orange; Kommander Stuart (MSV or Marine Safety Vessel) and Island Intervention (MSV).

Total will continue to make regular updates of the situation.
Further information

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel. : 33 (1) 47 44 58 53

Fax : 33 (1) 47 44 58 24

Martin DEFFONTAINES

Laurent KETTENMEYER

Matthieu GOT

Karine KACZKA

Robert HAMMOND (U.S.)

Tel. : (1) 713-483-5070

Fax : (1) 713-483-5629

TOTAL S.A.

Capital 5 909 418 282,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

For further information, please visit Total’s website dedicated to Elgin: www.elgin.total.com

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